SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                        Bioject Medical Technologies Inc.
                        ---------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    09059T107
                                    ---------
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                         [_]

Check the following box if a fee is being paid with this Statement:
                                                                         [_]

CUSIP NO. 09059T107                13D                   PAGE 3 OF 14 PAGES
-------------------                                      ----------------------


     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           OO (see Item 3 below)
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
                                             None
                 NUMBER OF            ------------------------------------------
                  SHARES              8      SHARED VOTING POWER
               BENEFICIALLY                  2,539,642
                 OWNED BY             ------------------------------------------
                   EACH               9      SOLE DISPOSITIVE POWER
                 REPORTING                   None
                  PERSON              ------------------------------------------
                   WITH               10     SHARED DISPOSITIVE POWER
                                             2,539,642
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,539,642
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.4%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

CUSIP NO. 09059T107                13D                   PAGE 4 OF 14 PAGES
-------------------                                      ----------------------


     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           OO (see Item 3 below)
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
                                             None
                 NUMBER OF            ------------------------------------------
                  SHARES              8      SHARED VOTING POWER
               BENEFICIALLY                  751,742
                 OWNED BY             ------------------------------------------
                   EACH               9      SOLE DISPOSITIVE POWER
                 REPORTING                   None
                  PERSON              ------------------------------------------
                   WITH               10     SHARED DISPOSITIVE POWER
                                             751,742
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           751,742
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.6%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

CUSIP NO. 09059T107                13D                   PAGE 5 OF 14 PAGES
-------------------                                      ----------------------


     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           OO (see Item 3 below)
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
                                             None
                 NUMBER OF            ------------------------------------------
                  SHARES              8      SHARED VOTING POWER
               BENEFICIALLY                  1,787,900
                 OWNED BY             ------------------------------------------
                   EACH               9      SOLE DISPOSITIVE POWER
                 REPORTING                   None
                  PERSON              ------------------------------------------
                   WITH               10     SHARED DISPOSITIVE POWER
                                             1,787,900
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,787,900
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP NO. 09059T107                13D                   PAGE 6 OF 14 PAGES
-------------------                                      ----------------------


     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           OO (see Item 3 below)
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
                                             None
                 NUMBER OF            ------------------------------------------
                  SHARES              8      SHARED VOTING POWER
               BENEFICIALLY                  2,539,642
                 OWNED BY             ------------------------------------------
                   EACH               9      SOLE DISPOSITIVE POWER
                 REPORTING                   None
                  PERSON              ------------------------------------------
                   WITH               10     SHARED DISPOSITIVE POWER
                                             2,539,642
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,539,642
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.4%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  Bioject Medical Technologies Inc.
                  7620 SW Bridgeport Road
                  Portland, Oregon 97224
                  503-639-7221

Item 2.           Identity and Background.

     Names of Persons Filing:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald's is 787 Seventh Avenue, 44th Floor, New York, New York,
          10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris

--------
     /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     /3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties on December 11, 1996, in connection with their initial acquisition of shares of the Issuer, Aries Domestic used its general funds to effect its initial purchase of 428,571 units in a private transaction at $0.69 per unit consisting of (a) 428,571 shares of Common Stock of the Issuer and (b) 428,571 Series D Common Stock Warrants directly from the Issuer with an exercise price of $1.00 for an approximate aggregate purchase price of $295,713, and the Aries Trust used its general funds to effect its initial purchase of 1,000,000 units at $0.69 per unit consisting of (a) 1,000,000 Shares of Common Stock of the Issuer and (b) 1,000,000 Series D Common Stock Warrants with an exercise price of $1.00 directly from the Issuer in a private transaction for an approximate aggregate purchase price of $690,000. On Since the date of the Original Statement, Aries Domestic used its general funds to effect the purchase of 35,000 shares of common stock of the Issuer for an aggregate purchase price of $27,335 and the Aries Trust used its general funds to effect the purchase of 65,000 shares of common stock of the Issuer for an aggregate purchase price of $50,765. Since March 31, 1997, Aries
                  Domestic disposed of 123,300 shares of common stock of the Issuer for an approximate aggregate return of $93,351 and the Aries Trust disposed of 65,000 shares of common stock of the Issuer for an approximate aggregate return of $251,467.


Item 4.           Purpose of Transaction.

                  The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties have preliminarily discussed the possibility of appointing an individual who may have observer rights in connection with Board of Director meetings. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of June 26, 1997 Dr. Rosenwald and Paramount Capital, through acquisi tion of the shares by the Aries Trust and Aries Domestic, beneficially owned 2,539,642 shares or 12.4% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                         Amount Owned
                                                         ------------
                           Aries Domestic                  751,742 Shares
                           Aries Trust                   1,787,900 Shares

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

               (c) As set forth in Item 3, on March 31, 1997 Aries Domestic used its general funds to effect the purchase of 35,000 shares of common stock of the Issuer for an aggregate purchase price of $27,335 and the Aries Trust used its general funds to effect the purchase of 65,000 shares of common stock of the Issuer for an aggregate purchase price of $50,765. Since March 31, 1997, Aries Domestic has disposed of 123,300 shares of common stock of the Issuer for an approximate aggregate return of $93,351 and the Aries Trust has disposed of 65,000 shares of common stock of the Issuer for an approximate aggregate return of $251,467. Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer.

                  (d) & (e)         Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.


Item 7.           Material to be Filed as Exhibits:

Exhibit A -       Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
                  Aries Domestic and Aries Trust to file this Statement on
                  Schedule 13D on behalf of each of them.

Exhibit B -       List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit D -       List of executive officers and  directors  of Aries  Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 1, 1997
         New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President


                                 ARIES DOMESTIC FUND, L.P.
                                 By  Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:   July 1, 1997
         New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President


                                 THE ARIES TRUST
                                 By Paramount Capital Asset Management, Inc.
                                 Investment Manager

Dated:   July 1, 1997
         New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President


Dated:   July 1, 1997
         New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig ned's ownership of securities of Bioject Medical Technologies Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:     July 1, 1997
           New York, NY           By /s/ Lindsay A. Rosenwald. M.D.
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                  General Partner

Dated:     July 1, 1997
           New York, NY           By /s/ Lindsay A. Rosenwald   M.D.
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated:     July 1, 1997
           New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

Dated:     July 1, 1997
           New York, NY           By /s/ Lindsay Rosenwald, M.D.
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                            PRINCIPAL OCCUPATION
         NAME                                  OR EMPLOYMENT
         ----                                  -------------

Lindsay A. Rosenwald, M.D.         Chairman of the Board, President of
                                   Paramount Capital Asset Management, Inc.,
                                   Paramount Capital Investments LLC and
                                   Paramount Capital, Inc.

Peter Morgan Kash                  Director of Paramount Capital Asset
                                   Management, Inc., Inc., Senior Managing
                                   Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                   Director of Paramount Capital Asset
                                   Management, Inc., Inc., Professor, Univer-sity of Southern California School of Med-cine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, is as follows:

                                             PRINCIPAL OCCUPATION
         NAME                                   OR EMPLOYMENT
         ----                                   -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                          PRINCIPAL OCCUPATION
         NAME                                                OR EMPLOYMENT
         ----                                                -------------

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Limited                           Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.